UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           Rascals International, Inc.
                 (formerly Porter McLeod National Retail, Inc.)
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    75405N102
                                 (CUSIP Number)

    Edwin B. Mishkin, Esq. (the "Trustee"), solely in his capacity as trustee under the Securities Investor Protection Act ("SIPA") pursuant to a court order further described in the Schedule 13D filed on
           February 3, 1997 by the Trustee with respect to the Common
                               Stock of the Issuer
                     C/O Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75405N102                13D/A                                 Page 2

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Edwin B. Mishkin, Esq., solely in his capacity as Trustee under SIPA pursuant to a court order more fully described in the
              Schedule 13D filed February 3, 1997.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              00

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

                               7       SOLE VOTING POWER

                                       See Item 5.

     NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                See Item 5.
          WITH
                               9       SOLE DISPOSITIVE POWER

                                       See Item 5.

                               10      SHARED DISPOSITIVE POWER

                                       See Item 5.

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 1 amends and supplements the Amended and Restated Schedule 13D, filed February 3, 1997 (the "Schedule 13D"), with respect to the common stock, par value $0.0001 per share ("Porter McLeod Common Stock"), of Porter McLeod National Retail, Inc. ("Porter McLeod"), a Delaware corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.           Security and Issuer

                  Item 1 is hereby amended and restated in its entirety as follows:

                  "On August 9, 1999, Porter McLeod changed its name to Rascals International, Inc. and changed the par value of its common stock from $0.0001 to $0.001. This amendment to the Schedule 13D is therefore filed in respect of the shares of common stock, par value $0.001 per share (the "Common Stock"), of Rascals International, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 136 Freeway Drive, East Orange, New Jersey 07018.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended to read in its entirety as follows:

                  "(a) Based solely upon a review of Adler's trading records, the Trustee believes that, for the purposes of Rule 13d-3(a), the Trustee may be the beneficial owner of 214,983 shares of Common Stock, representing 0.6% of the outstanding shares of Common Stock.

                  (b) The Trustee believes that, pursuant to his powers and obligations under the Court Order, he has sole voting power and sole dispositive power as to all of the shares of Common Stock listed in Item 5(a) above.

                  (c) In connection with the ongoing liquidation of Adler and the related claims determination process, the Trustee has determined that a portion of the shares of Common Stock and shares of Porter McLeod Common Stock previously reported as being possibly beneficially owned by him were needed for delivery to former customers of Adler in satisfaction of their claims. In addition, the Trustee has made the following sale to the trustee for the liquidation of Hanover Sterling & Company, Ltd:

                       On May 2, 1997, the Trustee sold 2,635 shares of Porter McLeod Common Stock at a price of $0.03125 per share.

                  Other than the above transaction, the Trustee (and Mr. Mishkin, in his individual capacity) has not effected any transactions in the Common Stock within the past sixty (60) days.

                  (d)  Not applicable.

                  (e) The Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock."

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: October 1, 2002



                        By: /s/ Edwin B. Mishkin
                            ----------------------------------------------
                            Name:  Edwin B. Mishkin, as SIPA Trustee for
                            the liquidation of the business of
                            Adler, Coleman Clearing Corp.